

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 18, 2008

Via Mail and Fax

Robert M. Knight, Jr.
Executive Vice President - Finance
  and Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

> **RE:** **Union Pacific Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 001-06075**

Dear Mr. Knight:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to some of the comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Governmental and Environmental Regulation, page 6
Governmental Regulation, page 6

1. We note that you are subject to a variety of governmental regulation. In connection
    with this and in view of your substantial investment in properties, please tell us
    whether there are any legal obligations with respect to retirement of your properties
    associated with such regulation and your consideration of FAS 143 and FIN 47 in this
    regard.

Management's Discussion and Analysis …, page 20
Results of Operations, page 22
Operating Revenue, page 22

2. In regard to your fuel surcharge, please disclose in your next Form 10-Q the expected
    impact of (i) the limitations established by the STB, (ii) the new fuel surcharge
    program, and (iii) the resetting of the base fuel price on the amount of related revenue
    recognized.

Consolidated Statements of Financial Position, page 49

3. Please disclose any individual amounts in "other current assets" and "other current
    liabilities" in excess of 5% of total current assets and total current liabilities,
    respectively. Refer to Rules 5-02.8 and .20 of Regulation S-X.

Consolidated Statements of Cash Flows, page 50

4. Please explain to us, with a view to disclosing, the basis for presenting "proceeds
    from completed equipment financings" as an investing rather than as a financing
    activity.

Notes to the Consolidated Financial Statements, page 52
Note 1. Significant Accounting Policies, page 52
Property and Depreciation, page 52

5. Please tell us and disclose the service life for each class of depreciable property. In
    connection with this, explain to us the correlation between (i) the applicable service
    lives, (ii) the average age of the equipment, as disclosed on page 12, and (iii) the
    quotient of accumulated depreciation divided by total costs of "properties." For
    example, accumulated depreciation is only 25% of the total cost of properties at
    December 31, 2007, suggesting that the equipment on page 12 has a substantial
    remaining life despite the existing lengthy average age reported.

6. We note that you made capital investments totaling $3.1 billion in 2007. Please (i) quantify for us the significant components of these investments that are attributable to "maintenance," as you have referred to on page 12, (ii) explain to us why it is appropriate to capitalize maintenance and provide us an underlying accounting policy, (iii) explain to us with specificity how you differentiate between repairs and maintenance that are expensed as incurred from maintenance that is capitalized, and (iv) tell us whether you capitalize any internal payroll costs as it relates to maintenance. As part of your response with regard to (iii), if you state that maintenance that appreciably extends the life, increases the capacity, or improves the efficiency or safety of an underlying asset, please (i) explain with specificity how you measure the change and make these determinations and (ii) provide us with examples.

7. If not included as part of your response to the preceding comment, please explain to us how you determine what constitutes (i) an "improve[ment]" of track infrastructure, as discussed on page 33, and (ii) an "upgrade" to your locomotive and freight car fleet when it does not constitute a purchase of additional locomotives or freight cars, as also discussed on page 33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
-   the company is responsible for the adequacy and accuracy of the disclosures in the filings;
-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief